UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024	Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.

(Translation of registrant’s name into English)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Exhibit 3.1 included in this Form 6-K is incorporated by reference into Brookfield Reinsurance Ltd.’s registration statement on Form F-3 (File No. 333-276533).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

3.1	Third Amended and Restated Bye-Laws (as amended) of Brookfield Reinsurance Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: August 9, 2024	By:	/s/ Thomas Corbett
Name: Thomas Corbett Title: Chief Financial Officer